FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release	March 20, 2008

Forbes Medi-Tech Announces $3.8 Million Non-Dilutive Funding Transaction

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI, NASDAQ:FMTI or NASDAQ:FMTID) (“Forbes” or the “Company”) today announced that, as part of its continuing reorganization plan, it has entered into an agreement with a private investor (the “Investor”) to reorganize Forbes Medi-Tech Operations Inc. (“FMTO”), a wholly-owned subsidiary of Forbes. The Investor is to make an investment of $3 million in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, are to be transferred to Forbes, which will continue to carry on the business previously carried on by FMTO.  The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction. The transaction is expected to close on or before April 30, 2008. Completion of the transaction is subject to the satisfaction of certain conditions.  Following completion of the transaction, Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO.  Subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

The transaction will not result in any change to the share ownership of Forbes, its listing on the NASDAQ or TSX, the composition of its Board of Directors, management or in any of its relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers. From an operational perspective, there will be no changes, Forbes will acquire from FMTO, and retain, all rights to its intellectual property and will continue to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol™, and to continue its pharmaceutical programs under its current business plan.

"We believe this transaction clearly unlocks value for our shareholders”, stated Charles Butt, President and CEO of Forbes Medi-Tech. “We will immediately access $3 million of non-dilutive capital for our business development and operational plans, followed by an additional $800,000 within a year, plus a possible upside on the latter amount. We look forward to working with the Investor to fully develop this opportunity."

Based on our outstanding common shares of 4,801,512, this transaction will add shareholder value of approximately $0.79 per common share.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:

Forbes Investor Relations Telephone: (604) 681-8976 E-mail: ir@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements and information regarding Forbes’ continuing reorganization plan and non-dilutive financing,, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “expected”, “expects”, “possible”, “strategy” and “vision”.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including uncertainty whether the continued reorganization plan and financing will be undertaken or completed as planned or at all ;the satisfactions of the conditions contained in the agreement with the Investor including those that are to be satisfied in the discretion of the Investor,  the need for performance by the Investor, which is not assured; the possibility that the reorganization will result in different outcomes than those currently anticipated; uncertainty whether the Company will receive all of the anticipated proceeds of the financing, including the $800,000 within a year;  the Company’s need for further funding, which is not assured; changes in business strategy or development plans; uncertainty whether the Company will realize its strategies and vision; and other risks and uncertainties, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S. at www.sedar.com and at www.sec.gov , any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and, except as required under applicable law, the Company does not assume any obligation to update any statement should those assumptions, beliefs, opinions or expectations, or other circumstances change.